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[LINCOLN FINANCIAL GROUP(R) LOGO]

                                                                 LAW DEPARTMENT
                                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                              350 CHURCH STREET
                                                             HARTFORD, CT 06103

                                                              SCOTT C. DUROCHER
                                                                        COUNSEL
                                                            Phone: 860-466-1222
                                                         Scott.Durocher@LFG.com

VIA Email

August 28, 2012

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:  Lincoln Life Variable Annuity Accounts H and N
     Lincoln National Life Insurance Company ("Lincoln National")
     Lincoln Life & Annuity Company of New York ("Lincoln NY")
     Initial Registration Statements on Form N-4
     Filing Nos.: 333-181612, 811-08517; 333-181615, 811-05721; 333-181616,
     811-09763; 333-181617, 811-08441

Dear Mr. Zapata:

This letter is in response to your letter of July 20, 2012. In addition to the revisions we have made in response to your comments, we have also added new two new mutual fund investment options, certain fund name changes, changes to the investment requirements and certain other administrative changes that will be effective when these registration statements become effective. All revisions have been marked in the prospectuses for your convenience.

1. GENERAL COMMENTS

   a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

   b. Unless otherwise indicated, please make conforming changes to the other three prospectuses submitted, as applicable. Wherever a comment has applicability to more than one prospectus, please identify the prospectus for which changes were made in response to these comments.

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   RESPONSE:

   a. There are no guarantees or support agreements with third parties that support any of the guarantees under the contracts and the company will be primarily responsible for paying the guarantees associated with the contracts.

   b. All conforming changes have been made to the other three prospectuses submitted. In addition, for any comment that is applicable to more than one prospectus, the prospectus for which changes were made in response to these comments has been identified.

2. COVER PAGE (p. 1)

   Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

   RESPONSE: The contract name on the front cover page of each of the prospectuses will continue to be the same as the EDGAR class identifiers associated with each contract.

3. EXPENSE TABLES (p. 8)

   a. Clearly state "none" for C share surrender charges.

   b. Please clarify whether the 7.00% unscheduled payment charge applies only to L Shares or all three share classes.

   c. TOTAL ANNUAL FUND OPERATING EXPENSES. Provide updated fund operating expenses table and example for the Commission Staff review. Also confirm to the Commission that: (1) fee waivers and acquired fund expenses will be appropriately reflected; (2) the example reflects the most expensive combination of contract options; and (3) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

   d. EXPENSE EXAMPLES. The last sentence of the first paragraph of the examples on page 14 is confusing. Please reword to more clearly explain the example calculation methods.

   RESPONSE:

   a.  All of the prospectuses have been revised accordingly.

   b. The 7.00% unscheduled payment charge applies to all three share classes in the Lincoln National prospectuses. The charge does not apply in the Lincoln New York prospectuses. The disclosure in the Lincoln National prospectuses has been revised accordingly.

   c. Each of the prospectuses includes current fund operating expenses tables and examples. Also, all examples reflect the most expensive combination of contract options and all fee waivers and acquired fund expenses are appropriately reflected in the Total Annual Fund Operating Expenses. Fee waivers and reimbursements are not included in the expense examples.

   d.  The disclosure has been revised accordingly.

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4. CHARGES AND OTHER DEDUCTIONS (p. 32)

   Charges for Lincoln SmartIncome Inflation option are explained in this section and this option is referenced in multiple other sections of the registration statement including definitions and fee tables. Explain why such disclosure is not also included in the Lincoln NY filings. The option is discussed in the Lincoln NY filings; for instance, on page 37 of filing number 333-181617. If the option is not offered in New York, please remove references to the option from the Lincoln NY filings.

   RESPONSE: This charge does not apply to the Lincoln New York products. Accordingly, all references to the charge have been deleted from the Lincoln New York prospectuses.

5. POWER OF ATTORNEY (Exhibit 10B)

   Please provide Power of Attorney that relates specifically to the Securities Act file number of the new registration statement. See Rule 483(b) of the Securities Act.

   RESPONSE:

   An updated Power of Attorney relating specifically to the new Securities Act file number is being filed as an exhibit to the registration statement in this pre-effective amendment.

6. FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

   Please provide any financial statement, exhibits, consents, and other required disclosure not included in these pre-effective amendments.

   RESPONSE: Financial statements, exhibits, consents, and other required disclosure is being filed in this pre-effective amendment.

7. TANDY REPRESENTATIONS

   In regards to the referenced filing, The Lincoln National Life Insurance Company, Lincoln National Variable Annuity Account H and Lincoln Life Variable Annuity Account N, along with Lincoln Life & Annuity Company of New York, Lincoln Life & Annuity Variable Annuity Account H and Lincoln New York Account N for Variable Annuities (together "Lincoln") acknowledge the following:

       - Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

       - The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

       - Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-466-1222 should you have any questions or additional comments.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Counsel